

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Christopher Bradley
Chief Financial Officer
ARKO Corp.
650 Fifth Avenue, Floor 10
New York, NY 10019

> **Re: ARKO Corp.**
> **Registration Statement on Form S-4**
> **Filed September 10, 2020**
> **File No. 333-248711**

Dear Mr. Bradley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed September 10, 2020

Consideration in the Business Combination, page 31

1.   Please revise to illustrate the amount of cash and shares to be issued under each option, using the current number of issued and outstanding Arko Ordinary Shares for purposes of the Consideration Value and a hypothetical shareholder.

Risk Factors
Significant changes in current consumption of tobacco..., page 48

2.   Please revise to quantify the approximate percentage of your overall revenues that are represented by the products you mention here.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 87

3.   You have labeled your adjustment related to income tax expense here and on page 89 as 3e. However, it appears from your disclosure on page 92 the adjustment should be labeled 3d. Please revise as appropriate.

4.   Please disclose the basis for the tax rate of 25.5% disclosed in note 3.d on page 92 and how this rate relates to the amounts of the income tax expense adjustment and combined pro forma amounts on pages 87 and 89.

Pro Forma Condensed Combined Balance Sheet Adjustments, page 91

5.   Please tell us and disclose the basis for the amount of adjustment 2.i.

6.   In regard to adjustment 2.j, please disclose the material assumptions used to determine the fair value of the put option.

Comparative Share Information, page 95

7.   Please tell us your consideration of providing the equivalent pro forma per share data for book value and pro forma income (loss) per share related to Arko Holding Ltd. Refer to Item 3(f) of Part I.A of Form S-4 and Instruction to paragraph (e) and (f) for calculation of equivalent pro forma per share amounts.

The Business Combination

The Background of the Business Combination, page 104

8.   In an appropriate place in your disclosure, please elaborate upon Arko's permitted closing cash surplus payment to its shareholders, with a view to understanding why it was discussed as part of the merger negotiations, the purpose of it and the final amount negotiated.

Haymaker's Board of Directors' Reasons for the Approval of the Business Combination, page 107

9.   Where you discuss the attractive, growing convenience store industry and its resilience to economic disruptions, clarify what you mean by "recent months" where you reference increase in revenues due to Covid-19, considering your quarterly results for the period ended June 30, 2020 reflect a decline in revenues relative to the same period last year.

10.   Where you discuss the financial condition, elaborate upon what about Arko' and GPM's historical financial results, outlook, financial plan, debt structure and asset base, as well as valuations and trading of publicly traded companies and valuations of precedent merger and acquisition targets in similar and adjacent sectors caused the Board to approve the Business Combination. This comment also applies to the factor that relates to the terms of the Business Combination Agreement.

Selected Public Company Analysis, page 111

11. Elaborate upon the "certain respects" in which the selected companies have financial profiles that were deemed comparable.

Selected M&A Transaction Analysis, page 112

12. Elaborate upon how the EV/EBITDA Multiples presented here were taken into account by the Board and what conclusions may be drawn about the instant transaction relative to the multiples presented here.

Liquidity and Capital Resources
Operating Activities, page 201

13. Please provide a more robust analysis of the changes in net cash provided by operating activities between comparative periods within the periods presented on pages 201 and 202. Note references to factors such as segment operating income and working capital may not provide a sufficient basis to understand how operating cash actually was affected between periods. Address the significant drivers underlying all items cited, particularly in regard to the cited factors of lower funds received from vendors and longer payment terms with key suppliers, and how they impacted operating cash. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Additionally, quantify variance factors cited pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases.

Use of Non-GAAP Measures, page 205

14. Amounts for the adjustment for acquisition costs in arriving at the non-GAAP measure "adjusted EBITDA" have been incurred in each period presented on page 206. Note (c) for this adjustment states salaries of employees whose primary job function is to execute the company's acquisition strategy and facilitate integration of acquired operations are eliminated. Please tell us how adjusting for these salaries complies with question 100.01 of staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures." In so doing, tell us the amount of salaries that have been eliminated.

Arko Holdings LTD (Parent Company Only)
Note 1. General, page F-122

15. Please provide the disclosures pursuant to Rule 4-08(e)(3) of Regulation S-X in regard to the restricted net assets of Arko.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration

Christopher Bradley
ARKO Corp.
October 9, 2020
Page 4

statement.

You may contact Tony Watson at 202-551-3318 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services